FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                  July 20, 2005

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

   (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                             Form 20-F [__] Form 40-F [__]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                    Yes [__]  No [ X ]

The announcement attached as Exhibit A was published in Switzerland on July 20, 2005 in accordance with the rules of the SWX Swiss Stock Exchange


                 INFICON Announces Second Quarter 2005 Results


    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--July 20, 2005--INFICON (SWX Swiss Exchange: IFCN), a leading manufacturer of instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced financial results for the second quarter ended June 30, 2005.
    Revenues for the second quarter of 2005 were $48.0 million, compared to $49.8 million for the second quarter of 2004, representing a 3.6% decrease. On a constant dollar basis, revenues for the quarter decreased 6.0%. The company reported net income of $3.3 million, or $1.39 per diluted share, compared to $4.1 million, or $1.75 per diluted share, in the second quarter of 2004.
    Revenues for the six months ended June 30, 2005 were $98.1 million compared to $97.1 million for the same period in 2004, representing a
1.0 % increase. On a constant dollar basis, revenues decreased 1.9%. Net income for the period was $7.2 million, or $3.07 per diluted share, compared to net income of $7.6 million, or $3.26 per diluted share, last year.
    Lukas Winkler, president and chief executive officer, commented, "Although the environment was more challenging than expected, which impacted sales for the quarter, our net income was in line with our guidance. In the semiconductor and vacuum coating markets, we experienced increased demand in Asia, with orders from Taiwan, Japan and Korea for advanced process control software and sensors. However, this increase was offset by significantly lower demand in the data storage market. In the refrigeration and air conditioning markets, sales were close to last year's high level, as we benefited from strong seasonal demand for service tools in both the U.S. and Europe. Despite increased orders from Europe and Asia, the performance of our Environmental Health & Safety ("EH&S") products, which target emergency response and security markets worldwide, was slightly below that of last year's second quarter due to lower sales to U.S. government agencies. In the general vacuum processes market, we experienced moderate growth in all geographic areas, with especially good order intake for leak detectors.
    "We continue to emphasize strategies that foster profitable growth for INFICON. For the third quarter of 2005, we expect revenues to be improved over the third quarter of 2004 due to higher shipments in our EH&S product line. On a sequential basis, we expect results to be lower than 2Q05, reflecting the normal seasonal buying patterns in certain product markets and geographic areas. Based on our existing pipeline of opportunities and the current environment in our industries, we expect to generate sales of approximately $47.0 million for the third quarter of 2005, compared to $43.7 million in sales for the third quarter of 2004. For the third quarter of 2005, we expect net income of approximately $2.7 million, or $1.15 per diluted share."
    As of June 30, 2005, the company had $57.6 million in cash, cash equivalents and short-term investments, having generated $3.5 million from operations during the first six months of the year.

    Conference Call Information

    INFICON will hold a conference call to discuss its second quarter 2005 results on Wednesday, July 20, 2005 at 04:00 p.m. CET /10:00 a.m. ET. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com.
    A telephone replay of the call will be available from 7:00 p.m. CET/1:00 p.m. ET on July 20 through 5:59 a.m. July 28 CET/11:59 p.m. ET on July 27. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID number 7308001. An archived replay of the conference webcast also will be available on the INFICON website.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection to the air conditioning/refrigeration industries and toxic chemical analysis for the emergency response and security markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", "outlook", "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2004 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004 and 2005. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                          INFICON Holding AG
                  Consolidated Statements of Income
        (U.S. Dollars in thousands, except per share amounts)
                             (unaudited)


                                    Three Months        Six Months
                                        Ended             Ended
                                      June 30,           June 30,
                                    2005     2004     2005     2004
                                   -------  -------  -------  -------

Net sales                         $48,029  $49,810  $98,067  $97,138
Cost of sales                      26,214   26,193   52,823   50,919
                                   -------- -------  -------- --------
Gross profit                       21,815   23,617   45,244   46,219

Research and development            4,703    4,904    9,820   10,021
Selling, general and
 administrative                    13,109   13,085   26,181   26,049
                                   -------- -------  -------- --------
Operating income from continuing
 operations                         4,003    5,628    9,243   10,149

Interest (income), net                (76)     (18)    (150)      (2)

Other (income), net                   (26)    (140)     (84)  (1,128)
                                   -------- -------  -------- --------
Income from continuing operations
 before income taxes                4,105    5,786    9,477   11,279

Provision for income taxes            755    1,728    2,263    2,986
                                   -------- -------  -------- --------
Income from continuing operations   3,350    4,058    7,214    8,293

Discontinued operations
(Loss) from operations of
 discontinued operations (less
 applicable income tax (benefit)
 of $(79) in Q2 2005 and $(483) in
 Q2 2004 and $(113) YTD 2005 and
 $(837) YTD 2004)                    (128)    (267)    (179)  (1,179)
Income on disposal of discontinued
 operations (less applicable
 income tax provision of $5 in Q2
 2005 and $26 in Q2 2004 and $17
 YTD 2005 and $50 YTD 2004)            30      290      117      486
                                   -------- -------  -------- --------
Income (loss) from discontinued
 operations                           (98)      23      (62)    (693)

                                   -------- -------  -------- --------
Net income                        $ 3,252  $ 4,081  $ 7,152  $ 7,600
                                   ======== =======  ======== ========

Earnings (loss) per share
Diluted
 Continuing operations            $  1.43  $  1.74  $  3.09  $  3.55
 Discontinued operations          $ (0.04) $  0.01  $ (0.03) $ (0.30)
                                   -------- -------  -------- --------
Total                             $  1.39  $  1.75  $  3.07 *$  3.26 *

Basic
 Continuing operations            $  1.44  $  1.75  $  3.11  $  3.58
 Discontinued operations          $ (0.04) $  0.01  $ (0.03) $ (0.30)
                                   -------- -------  -------- --------
Total                             $  1.40  $  1.76  $  3.08  $  3.28

Shares used to compute net income
 per share
Diluted                             2,335    2,334    2,335    2,335
Basic                               2,321    2,315    2,321    2,315

* figures do not total due to rounding




                          INFICON Holding AG
                      Consolidated Balance Sheets
                      (U.S. Dollars in thousands)
                              (unaudited)

                                              June 30,    December 31,
                                               2005          2004
                                            ------------  ------------
Assets

Current assets:
Cash and cash equivalents                  $     52,366  $     56,116
Short term investments                            5,188         5,048
Trade accounts receivable, net                   26,271        19,998
Accounts receivable - affiliates                    655           735
Inventories, net                                 20,229        21,029
Deferred tax assets                               2,599         2,650
Other current assets                              4,300         3,177
                                            ------------  ------------

Total current assets                            111,608       108,753

Property plant and equipment, net                20,907        22,779
Intangibles, net                                    909         1,334
Deferred tax assets                              35,370        37,134
Other assets                                      2,370         2,165
                                            ------------  ------------

Total non current assets                         59,556        63,412

Total assets                               $    171,164  $    172,165
                                            ============  ============


Liabilities and stockholders' equity

Current liabilities:
Trade accounts payable                     $      6,031  $      6,092
Accounts payable - affiliates                        75           268
Short term borrowings                               569             -
Accrued liabilities                              14,901        15,081
Income taxes payable                              1,787         1,617
Deferred tax liabilities                            885         1,005
                                            ------------  ------------

Total current liabilities                        24,248        24,063

Deferred tax liabilities                            650           550
Other liabilities                                 5,926         5,248
                                            ------------  ------------

Total non current liabilities                     6,576         5,798

Total liabilities                                30,824        29,861

Stockholders' equity                            140,340       142,304
                                            ------------  ------------

Total liabilities and stockholders' equity $    171,164  $    172,165
                                            ============  ============




                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                      (U.S. Dollars in thousands)
                              (unaudited)

                                                     Six Months Ended
                                                         June 30,
                                                        2005     2004
                                                      -------  -------

Cash flows from operating activities:
 Net income                                          $ 7,152  $ 7,600
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                        2,147    2,310
  Gain on receipt and sale of marketable securities        -   (1,038)
  Impairment of long lived assets                          -      341
  Deferred taxes                                       1,117    1,760
  Changes in operating assets and liabilities:             -        -
   Trade accounts receivable                          (7,188)  (2,069)
   Inventories                                          (795)    (709)
   Other assets                                       (2,013)    (766)
   Accounts payable                                      211    1,177
   Accrued liabilities                                   900    2,564
   Income taxes payable                                  324      322
   Other liabilities                                   1,628    1,143
                                                      -------  -------
Net cash provided by operating activities              3,483   12,635

Cash flows from investing activities:
 Purchases of property, plant and equipment           (1,961)  (2,082)
 Proceeds from sale of marketable securities               -    1,038
 Purchase of short-term investment                      (724)       -
                                                      -------  -------
Net cash (used in) investing activities               (2,685)  (1,044)

Cash flows from financing activities:
 Proceeds from short term borrowings                     569        -
 Proceeds from exercise of stock options                 299       31
                                                      -------  -------
Net cash provided by financing activities                868       31
                                                      -------  -------
Effect of exchange rate changes on cash and cash
 equivalents                                          (5,416)    (733)
                                                      -------  -------
Increase (decrease) in cash and cash equivalents      (3,750)  10,889
Cash and cash equivalents at beginning of period      56,116   37,074
                                                      -------  -------
Cash and cash equivalents at end of period           $52,366  $47,963
                                                      =======  =======


    CONTACT: INFICON
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
             or
             European Contact
             sensus pr GmbH
             Bernhard Schweizer, +41.43.366.5511
             bschweizer@sensus.ch
             or
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening / Harriet Fried, 212-838-3777 jbs@lhai.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 20, 2005             INFICON Holding AG


                                 By: /s/ Peter G. Maier
                                     -------------------------------------------
                                     Name:    Peter G. Maier
                                     Title:   Vice President and Chief Financial
                                              Officer